Plymouth Rock Technologies Signs MOU for a Strategic Partnership with idroneimages - IDIPLOYER

Vancouver, B.C. - April 19, 2023 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing unmanned aircraft system technologies, today announced it has signed a memorandum of understanding (MOU) for a Strategic Partnership with idroneimages ltd ("IDIPLOYER").

The Strategic Partnership MOU is non-binding and will focus initially in three (3) business areas: (i) product technology development, (ii) 3rd party technology integrations and (iii) sales and marketing for the mutual interest of PRT and IDIPLOYER.

Plymouth Rock views this as a strategic partnership addressing 3 core strategic focus areas for the company - management and monitoring, automation, and drone infrastructure (i.e. docking stations). For Management and Monitoring, drones have become an increasingly popular tool for use with critical infrastructure, such as oil and gas facilities and pipeline, large mining and construction sites, and government facilities. Automation will be a critical focus area, as pre-determined flight paths with seamless operations will be important for infrastructure monitoring and management. Finally, the drone's base infrastructure itself; the Docking Stations. The Strategic Partnership with  IDIPLOYER, provides a leading-edge drone in the box solution, which helps address these specific and important focus areas.

"We are delighted to be partnering with IDIPLOYER, which has developed an exceptional solution, specifically designed for delivering on our key strategic focus areas -critical infrastructure monitoring and management services," shared Phil Lancaster, President of Plymouth Rock Technologies.  "This technology innovator not only offers a key component for drone operations, but it also fits within Plymouth Rock's business objectives for developing and deploying return-to-base automation and drone docking for seamless recharging."

"Our team at IDIPLOYER is excited about this opportunity and Strategic Partnership with Plymouth Rock Technologies," shared Peter Campbell, CEO of idroneimages - IDIPLOYER. "Our Drone-in-a-Box solution is not only ideal for our business, but also for Plymouth Rock's core initiative around Management and Monitoring of critical infrastructures."

Plymouth Rock and IDIPLOYER have already started work on the Strategic partnership around the three (3) business areas of (i) product technology development, (ii) 3rd party technology integration and (iii) sales and marketing. The Company will update the marketplace, clients, partners, and shareholders as market impacting achievements are delivered.

About Plymouth Rock Technologies Inc.

PRT designs and manufactures purpose-built multi-rotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads. www.plyrotech.com

About Idroneimages ltd (IDIPLOYER)

Backed up by 5 years of Drone Pilot Experience IDIPLOYER set out to solve a problem, how to automate commercially available drones. Using this experience and the technical knowledge within their team they set about prototyping and testing basic automation workflows. Following successful tests with the DJI Mavic 2 they rapidly went into production. The IDIPLOYER NeXus and NeXus Plus was born and is now shipped globally to clients automating operations across industries including energy, infrastructure and construction.

www.idiployer.com

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, President

Plymouth Rock Technologies

+1 (250) 863-3038

phil@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward - looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.